2001

B
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03013329

SEC MAIL PROCESSING RECEIVED FEB 26 2003 WASH. D.C. 155 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-44590

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pirrone & company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Warren St.
(No. and Street)

Hudson, N. Y. 12534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. Pirrone 518-828-4627
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephen C. Apolito
(Name — *if individual, state last, first, middle name*)

1930 Route 9 - Schodack, N. Y. 12033-9653
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 10 2003

OATH OR AFFIRMATION

I, Robert R. Pirrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pirrone & Company, Inc., as of ______, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______

______

______

Signature

President
Title

Notary Public

EDWARD J. COLWELL
Notary Public in the State of New York
Columbia County No. 0716900
My Commission Expires 1/30, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stephen C. Apolito
Certified Public Accountant
1930 Route 9 – Schodack, NY 12033-9603
(518) 477-6360

INDEPENDENT AUDITOR'S REPORT

To Stockholders
Pirrone & Company, Inc.

I have audited the accompanying statement of financial condition of Pirrone & Company, Inc. as of December 31, 2002, and the related statement of income and stockholders' equity, and statement of cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pirrone & Company, Inc. as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Pirrone & Company, Inc. is an introducing broker that clears all transactions on fully disclosed basis with Pershing (a division of Donaldson, Lufkin & Jenrette Securities Corporation). The company promptly transmits all customer funds and securities to Pershing, who carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4. As a result, the company is not required to report the computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, or Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

The company is also exempt from filing the SIPC Supplemental Report pursuant to Rule 17A-5 (e) (4), which only applies to firms whose gross revenues are greater than $500,000.

Stephen C. Apolito
February 14, 2003

Pirrone and Company, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS	
Cash	$ 3,079
Receivables from brokers, dealers and clearing organization	5,795
Receivables from non-customers	7,525
Securities owned - at market (Note 1)	1
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $22,798	1,588
Deposits with clearing organization	25,000
Other assets	3,523
Total Assets	$ 46,511
LIABILITIES & STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable & accrued expenses	$ 13,683
Line of credit - Key Bank (Note 6)	10,000
Commitments & contingent liabilities (Note 2)	
Total Liabilities	23,683
Stockholders' Equity	
Common stock (no par; 200 shs auth.; 100 shs issued.)	100
Additional paid-in capital	60,358
Retained earnings	183,538
Less common stock in treasury, at cost	-221,168
Total Stockholders' Equity (Note 3)	22,828
Total Liabilities & Stockholder's Equity	$ 46,511

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Statement of Income
For the Period Ending December 31, 2002

REVENUE	
Commissions	$ 164,467
Net investment gains (losses)	
Interest & dividends	879
Fee income	35,367
Other revenue (losses)	498
Total Revenue	201,211
EXPENSES	
Employee compensation & benefits	93,628
Commissions & clearing house charges	31,295
Information services	1,869
Rent - office & equipment	13,040
Depreciation & amortization	1,355
Regulatory fees & expenses	2,187
Interest expense	840
Other expenses (See Schedule I)	47,281
Total Expenses	191,495
Net Income (Loss) (Note 4)	$ 9,716

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Schedule I
Other Expenses
For the Year Ending December 31, 2002

OTHER EXPENSES

Advertising	$ 1,728
Entertainment & meals	1,480
Vehicle expenses	5,600
Utilities & telephone	9,137
Office supplies & postage	4,961
Cleaning & maintenance services	1,493
Repairs - building & equipment	97
Insurance - general	2,937
Accounting fees	8,898
Other general expenses	10,372
Non tax deductible expenses	578
Total Other Expenses	$ 47,281

Pirrone and Company, Inc.
Statement of Cash Flows
For the Period Ending December 31, 2002

Cash flow from operating activities:	
Cash received from customers	$203,175
Interest and dividends received	879
Other operating receipts	-
Cash paid to vendors and employees	(187,211)
Interest paid	(840)
Net cash provided (used) by operating activities	16,003
Cash flow from investing activities:	
Sale of marketable securities	0
Furniture & equipment	0
Cash flow from investing activities	0
Cash flow from financing activities:	
Treasury stock transactions	(14,400)
Dividends	-
Bank borrowings	-
Net cash provided (used) by financing activities	(14,400)
Net increase (decrease) in cash & equivalents	1,603
Cash & equivalents, beginning of year	1,477
Cash & equivalents, end of year	$ 3,080
Reconcilation of net income to net cash provided by operating activities	
Net income	$ 9,716
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,355
(Increase) decrease in receivables	2,843
(Gain loss on sale of investments	-
(Increase) decrease in prepaid expenses	(1,308)
Increase (decrease) in accounts payable & accrued exp.	3,397
Rounding	-
Total adjustments	6,287
Total cash provided (used) by operating activities	$ 16,003

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

STOCKHOLDERS' EQUITY

Beginning retained earnings	$ 173,821	
Net income (loss) for the current year	9,716	
Rounding	1	
Dividends paid	-	
Ending retained earnings		183,538
Common stock		100
Additional paid-in capital		60,358
Beginning treasury stock	(206,768)	
Additional treasury stock (purchased) retired	(14,400)	
Ending treasury stock		(221,168)
Total Stockholders' Equity		$ 22,828

Pirrone and Company, Inc.
Schedule II
Computation of Net Capital
As of December 31, 2002

1. Total stockholders' equity	$ 22,828	
2. Deduct stockholders' equity not allowable		
3. Total Stockholders' Equity Qualified for Net Capital	22,828	
4. Add:		
A. Liabilities subordinated to claims of creditors allowable		
B. Other (deductions) or allowable credits		
5. Total Capital and Allowable Subordinated Liabilities		22,828
6. Deductions and/or charges		
A. Non-allowable assets:		
1. Receivables from non-customers		
2. Furniture & equipment - net of depreciation	1,588	
3. Security deposits	630	
4. Prepaid expenses	2,893	
Total Non-allowable Assets	5,111	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities		
D. Other deductions and/or charges		
Total Deductions and/or Charges		5,111
7. Other additions and/or allowable credits (list)		
8. Net Capital Before Haircuts on Securities		17,717
9. Haircuts on securities:		
A. Contractual securities commitments		
B. Subordinated securities borrowings		
C. Trading and investment securities:		
1. Exempted securities		
2. Debt securities		
3. Options		
4. Other securities	0	
D. Undue concentration		
E. Other (list):		
Total Haircuts		-
10. Net Capital		$ 17,717

See independent auditor's report and notes to financial statements.

Pirrone and Company, Inc.
Schedule II
Computation of Net Capital
As of December 31, 2002

Computation of Basic Net Capital Requirement

11. Minimum net capital required 6-2/3% of line 19	$ 1,579
12. Minimum dollar net capital requirement	5,000
13. Net capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less line 13)	12,717
15. Excess net capital at 1000%- line 10 less 10% of line 19	15,349

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness from financial statement	23,683
17. Add:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts (list)	
18. Less adjustments for special reserve bank accounts	
19 Total Aggregate Indebtedness	$ 23,683
20. Percent aggregate indebtedness to net capital	100.4%
21. Percent debt to debt-equity total	50.9%

Reconciliation With Company's Computation Included in Part IIA of the Federal and Operational Combined Uniform Single Report as of December 31, 1999:

Excess net capital (line 14) reported in FOCUS	$ 12,711
Miscellaneous	6
Excess net capital (line 14) above	$ 12,717

PIRRONE & COMPANY, INC.
Notes to Financial Statements
(See independent auditor's report)
For the year ended December 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission income and related expenses are recorded on a trade date basis.

Marketable securities held by the Company for its own account are valued at market value. The difference between cost and market is included in income.

Furniture, equipment and leasehold improvements are recorded at cost. Depreciation is provided on a double-declining balance basis using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

2. COMMITMENTS

Under operating leases with the remaining non-cancelable term in excess of one year at December 31, 2002, rentals for office space are approximately $970 a month through August 33, 2002. The total annual minimum non-cancelable lease payments are as follows: 2003 - $12,220, 2004 - $12,720, 2005 - $8,720.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule15c3-1) and rules of the NASD, which require the maintenance of minimum net capital equal to the greater of $5000 or 6-2/3% of total aggregate indebtedness, as defined.

4. INCOME TAXES

The Company is an S Corporation for both the federal and New York State income taxes, and is only liable for the New York s corporation fixed dollar minimum tax of $100. As a result, no provision has been made for income taxes.

5. SUBORDINATED LIABILITIES

The Company has no liabilities subordinated to the claims of general creditors. As a result, no statement of changes regarding such liabilities is presented.

6. LINE OF CREDIT

The Company has a $10,000 loan with KeyCorp. The interest rate is Wall Street Journal Prime plus 3%.

Stephen C. Apolito
Certified Public Accountant
1930 Route 9 – Schodack, NY 12033-9603
(518) 477-6360

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RUKE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Stockholders
Pirrone & Company, Inc.

In planning and performing my audit of the financial statements of Pirrone & Company, Inc. for the year ended December 31, 2002, I considered its internal control structure in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Pirrone & Company, Inc. that I considered relevant to the objectives stated in rule 17a-5-(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment of securities under section 8 of the Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts of customers or perform custodial functions relating to customer securities.

The Management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure element does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

Stephen C. Apolito, CPA
February 14, 2003